SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 12, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, March 12, 2015

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the fourth quarter (4Q14) and the full year of 2014, presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. The comments herein refer to the Company’s consolidated results and comparisons refer to the third quarter of 2014 (3Q14) and full year of 2013, unless otherwise stated. On December 31, 2014, the Real/US Dollar exchange rate was R$2.656.

•         Fourth-quarter adjusted EBITDA amounted to R$1.0 billion, 3% higher than in 3Q14, largely due to the steel segment, while the adjusted EBITDA margin widened by 2 p.p. to 25% in the same period;

•         Steel segment EBITDA totaled R$723 million in 4Q14, a 10% quarter-on-quarter improvement, with an EBITDA margin of 27%, 3 p.p. higher than in 3Q14;

•         In 2014, adjusted steel segment EBITDA came to R$2.9 billion, 20% up on the year before, accompanied by an adjusted EBITDA margin of 26%, growth of 6 p.p. over 2013;

•         Annual iron ore sales volume totaled 29 million tonnes, 13% more than in the previous year, while iron ore shipped through Tecar reached a record 33 million tonnes, 14% up in the same period;

•         Cement sales volume amounted to 2.2 million tonnes in 2014, 7% higher than the previous year, generating net revenue of R$440 million, both record figures. Adjusted EBITDA of R$116 million and the adjusted EBITDA margin of 26% were also records.

Executive Summary

					4Q14 x 3Q14	2014 x 2013
Highlights	3Q14	4Q14	2013	2014	(Change)	(Change)
Consolidated Net Revenue (R$ MM)	3,883	3,820	17,312	16,126	-2%	-7%
Consolidated Gross Profit (R$ MM)	971	921	4,890	4,534	-5%	-7%
Adjusted EBITDA (R$ MM)	977	1,010	5,404	4,729	3%	-12%
Total Sales (thousand t)
- Steel	1,274	1,253	6,117	5,177	-2%	-15%
- Domestic Market	72%	69%	76%	72%	-3 p.p.	-4 p.p.
- Overseas Subsidiaries	25%	26%	21%	25%	1 p.p.	4 p.p.
- Exports	3%	5%	3%	3%	2 p.p.	-
- Iron Ore	7,718	7,543	25,667	28,878	-2%	13%
- Domestic Market	0%	0%	1%	0%	-	-1 p.p.
- Exports	100%	100%	99%	100%	-	1 p.p.
Adjusted Net Debt (R$ MM)	17,618	18,908	15,736	18,908	7%	20%
Adjusted Cash Position	12,141	12,075	13,057	12,075	-1%	-8%
Net Debt / Adjusted EBITDA	3.2x	4.0x	2.9x	4.0x	0.8x	1.1x

At the close of 2014

•    BM&FBovespa (CSNA3): R$5.58/share

•    NYSE (SID): US$2.08/ADR (1 ADR = 1 share)

•    Total no. of shares = 1,387,524,047

•    Market Cap – BM&FBovespa: R$7.74 billion

•    Market Cap – NYSE US$2.89 billion

Investor Relations Team

•   IR Executive Officer: David Salama (11) 3049-7588

•   Manager: Claudio Pontes - (11) 3049-7592

•   Specialist: Ana Rayes - (11) 3049-7585

•   Specialist: Fernando Schneider – (11) 3049-7526

•   Senior Analyst: Rodrigo Bonsaver – (11) 3049-7593

invrel@csn.com.br

1

Economic Scenario

According to the International Monetary Fund (IMF), global GDP grew by 3.3% in 2014, identical to the 2013 figure. Growth trends in the developed nations remained disparate, with economic activity gaining momentum in the U.S. and the U.K., and the Eurozone recovery varying greatly among the different countries.

As for the emerging markets, China has been experiencing a gradual slowdown, although absolute growth remained substantial, while the other developing countries recorded a modest performance, influenced, among other factors, by weak external demand. As a result, the IMF reduced its global growth forecasts for 2015 and 2016 to 3.5% and 3.7%, respectively.

USA

U.S. economic activity continued to move up despite the downturn in the 1Q14. Figures from the Department of Commerce point to GDP growth of 2.4% in 2014, above the 2.2% recorded in 2013, reflecting the increase in consumption, investments and exports.

Industrial production moved up by 4.9% year-on-year in December, with installed capacity use of around 80%, 1.2 p.p. more than in 2013. Manufacturing PMI came to 55.8 points, 1.9 points above the 2013 average, having recorded expansion since June of that year.

Unemployment fell from 6.7% at the close of 2013 to 5.6% at the end of 2014, whith an average of 246,000 new jobs created per month, versus 196,000 per month in the previous year.

After keeping interest rates at between zero and 0.25%, at its last meeting, the FOMC (the FED’s Monetary Policy Committee) signaled that this level would be maintained until the target of full employment and inflation of 2% p.a. was achieved. In this context, the FED estimates 2014 GDP growth of between 2.6% and 3.0%.

Europe

The economic recovery in the Eurozone diverges among the members. According to Eurostat’s the region recorded GDP growth of 0.3% in 4Q14 over the previous quarter, fueled by Germany which exceeded expectations, recording a 0.7% upturn in the same period, resulting in an annual growth of 1.6%. France was unable to match this pace, edging up by 0.1%, while Italy remained stable in 4T14 over the previous quarter. Thereby, the Eurozone posted annual GDP growth of 0.9%.

Unemployment rate fell slightly, reaching 11.4% in December/2014, versus 11.8% in the same month the year before. The lowest rates were recorded by Austria and Germany and the highest by Greece and Spain.

Annual deflation in 2014 came to -0.2%, the lowest figure since 2009 and still far from the long-term target of 2% established by the European Central Bank (ECB), chiefly due to the decline in fuel, heating oil and telecom prices.

As a result, the ECB announced the expansion of its economic stimulus measures to include, in addition to buybacks of private securities, repurchases of bonds issued by Eurozone governments, agencies and financial institutions. The Institution expects the region’s GDP to grow by 1.5% in 2015.

The UK economy recorded expansion for the eighth consecutive quarter. Preliminary figures point to GDP growth of 2.6% in 2014, fueled by the service and construction sectors. The Bank of England (BoE) estimates growth of 2.9% in 2015.

The job market continued to improve, with unemployment falling to 5.8% between September and November 2014, versus 7.1% in the same period the year before, the lowest figure since the end of 2008.

In 2014 inflation fell to 0.5%, well below the BoE Monetary Policy Committee’s target of 2%, due to the slide in oil prices.

2

Asia

Preliminary figures from the Chinese Bureau of Statistics indicate a gradual slowdown of the economy at the end of 2014, with GDP moving up by around 7.3% in the second half, versus 7.5% in the first six months, giving an annual increase of 7.4%, less than the 7.7% recorded in 2013.

After reaching 51.7 points in July/2014, manufacturing PMI fell to 49.6 points in December according to HSBC, the first downturn since May.

Industrial production grew by 7.9% in 2014, versus 9.7% in the previous year. In the same period, investments in fixed assets moved up by 15.7%, below the 19.6% registered in 2013.

The Chinese slowdown had worldwide repercussions, leading to a strong reduction in commodity prices, especially iron ore.

In Japan, following the loosening of monetary policy and the postponement of the second sales tax hike, the economy responded favorably, recording growth of 0.6% in the 4Q14 after two consecutive quarters of decline. Preliminary estimates point to GDP growth of 2.2% in 2014. The government’s long-term target is to achieve annual inflation of 2%.

Brazil

In Brazil, the activity indicators pointed to a slowdown, with the economic fundamentals remaining unfavorable. Third-quarter GDP edged up by 0.1% quarter-on-quarter, giving growth of 0.7% in the 12 months through September/2014. The Central Bank’s latest Focus Report expected a GDP growth of 0.14% for 2014 as a whole.

Industrial production in December fell by 2.8% over the previous month, chiefly due to the 23% downturn in the production of capital goods. In 2014 as a whole, industrial output recorded a 3.2% decline.

With the increase in the IPCA (expanded consumer price index), which reached 6.41% in 2014, close to the inflationary target ceiling of 6.5% p.a., the Monetary Policy Committee (COPOM) once again raised the Selic base rate at its last meeting in March, this time to 12.75% p.a.

The Central Bank’s Focus Report expects 2015 GDP shrinkage of 0.66%, inflation of 7.77% and a Selic of 13% at year-end.

The Real depreciated by 13.4% against the U.S. dollar, which closed 2014 at R$2.656, reflecting increased risk aversion in the domestic market.

Macroeconomic Projections

	2015	2016
IPCA (%)	7.77	5.51
Commercial dollar (final – R$)	2.95	3.00
SELIC (final - %)	13.00	11.50
GDP (%)	-0.66	1.40
Industrial Production (%)	-1.38	2.40

Source: FOCUS BACEN                        Base: March 6, 2015

3

Net Revenue

In 2014, net revenue totaled R$16,126 million, 7% down on 2013, chiefly due to reduced revenue from mining and steel segment.

In 4Q14, net revenue totaled R$3,820 million, 2% down on the previous quarter, basically due to lower mining revenue.

Cost of Goods Sold (COGS)

COGS amounted to R$11,592 million in 2014, 7% less than the year before, influenced mostly by the reduced cost of products sold in the steel segment. Fourth-quarter COGS totaled R$2,899 million, stable over the previous quarter.

Gross Profit

Gross profit came to R$4,534 million in 2014, 7% less than in 2013, basically due to lower results from mining operations. In 4Q14, gross profit totaled R$921 million, down 5% on the previous quarter.

Selling, General, Administrative and Other Operating Expenses

Consolidated SGA expenses totaled R$1,480 million in 2014, 9% more than in 2013, influenced by increased iron ore CIF sales.

Fourth-quarter SGA expenses came to R$450 million, 19% higher than in 3Q14, chiefly due to higher CIF iron ore sales.

Other operating revenue/expenses totaled R$567 million in 2014, in line with the 2013 figure.

In the fourth quarter, other operating revenue/expenses amounted to R$295 million, R$232 million more than in 3Q14, basically due to the R$133 million negative impact related to the reclassification of accrued losses from investments in shares recorded as available for sale.

EBITDA

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses).

Adjusted EBITDA includes the Company’s proportional interest in Namisa, MRS Logística and CBSI.

Adjusted EBITDA totaled R$4,729 million in 2014, 12% less than in 2013, basically reflecting reduced revenue from mining operations. The adjusted EBITDA margin came to 27%, 1 p.p. down on the year before.

Fourth-quarter adjusted EBITDA totaled R$1,010 million, 3% up on the previous quarter, mainly fueled by the steel segment, with an adjusted EBITDA margin of 25%, 2 p.p. up on 3Q14.

4

Equity Result

Equity result totaled R$331 million in 2014, 109% up on the previous year, chiefly due to the R$534 million negative impact in 2013, from the adherence of CSN’s jointly-owned subsidiary Namisa to the tax repayment program (REFIS).

The fourth-quarter equity result came to R$246 million, 25% up on 3Q14, mainly due to the stronger result from the jointly-owned subsidiary MRS.

Financial Result and Net Debt

Hedge Accounting

CSN regularly exports a large portion of its iron ore production, as well as steel products. The revenue in reais from these exports is impacted by the fluctuation of the exchange rate. On the other hand, CSN raises funds in foreign currency through loans and financing, in addition to imports of metallurgical coal and coke which are used in its steelmaking process, among other production inputs. These dollar liabilities act as a natural hedge for oscillations in export revenue.

In order to better reflect the effect of exchange fluctuations on its financial statements, as of 4Q14 CSN began to designate part of its dollar-denominated liabilities as a hedge for future exports. As a result, the exchange variation arising from these liabilities were temporarily booked under equity, being transferred to the income statement when said exports took place, thus allowing impacts from the exchange fluctuation on liabilities and exports to be recorded simultaneously. It is important to note that the adoption of hedge accounting does not involve the contracting of any type of financial instrument.

Financial Result

The 2014 net financial result was negative by R$3,081 million, due to the following factors:

•         Interest on loans and financing totaling R$2,783 million;

•         Monetary and exchange variations amounting to R$153 million;

•         Expenses of R$129 million with the monetary restatement and additional interest on tax contingencies;

•         Other financial expenses totaling R$188 million.

These negative effects were partially offset by consolidated financial revenue of R$172 million.

In 4Q14, CSN’s consolidated net financial result was negative by R$581 million, basically due to the following factors:

•         Interest on loans and financing totaling R$726 million;

•         Other financial expenses totaling R$43 million.

These negative effects were partially offset by:

•         A positive impact of R$111 million from (i) adjustments of interest on the fine arising from the amounts included in the tax repayment program (REFIS), pursuant to Law 12865/13 and (ii) discounts from the early settlement of tax installments with the Federal Revenue of Brazil, pursuant to Law 13043/14;

•         Monetary and foreign exchange variations amounting to R$40 million;

•         Other financial revenue totaling R$37 million.

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the impact from the partial spin-off of Transnordestina Logística S/A.

On December 31, 2014, consolidated net debt stood at R$18.9 billion, R$1.3 billion more than the R$17.6 billion recorded on September 30, 2014, chiefly due to:

5

•         Investments of R$0.7 billion in fixed assets;

•         A R$0.6 billion effect related to the cost of debt;

•         A R$0.5 billion increase in working capital;

•         Payment of taxes/REFIS amounting to R$0.5 billion;

•         Foreign exchange variation of R$0.2 billion.

These effects were partially offset by 4Q14 EBITDA of R$1.0 billion, and other effects of R$0.2 billion

The net debt/EBITDA ratio based on LTM adjusted EBITDA reached 4.0x at the end of the 4Q14, 0.8x up on the ratio recorded at the end of the previous quarter.

Indebtedness (R$ million) and Net Debt / EBITDA ratio

Net Income

CSN posted consolidated net income of R$67 million in 4Q14, R$317 million higher than in 3Q14, chiefly due to the higher gross profit and the improved financial result. In the year as whole, the Company recorded consolidated net loss of R$112 million, basically due to the lower operating result.

Capex

Investments reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI. The Company has ceased consolidating its interest in Transnordestina Logística S/A, due to the latter’s partial spin-off at the end of 2013, and the consequent entry into effect of the new shareholders’ agreement.

CSN invested R$2,236 million in 2014, allocated as follows:

✓  Mining: R$699 million;

✓  Steel: R$565 million;

✓  Cement: R$506 million;

✓  Logistics: R$423 million.

Fourth-quarter investments totaled R$708 million, allocated as follows:

✓  Steel: R$200 million;

✓  Mining: R$177 million;

✓  Cement: R$176 million;

✓  Logistics: R$154 million.

6

Working Capital

At the close of 2014, working capital allocated to the Company’s businesses totaled R$2,633 million, an increase of R$554 million over 2013, particularly due to higher inventories, partially offset by the upturn in the suppliers line. In the same period, inventory turnover widened by 41 days, partially offset by the increase by 27 days in the average supplier payment period.

In the fourth quarter, working capital increased by R$539 million, basically reflecting the upturn in inventories and accounts receivable. Inventory turnover and the average receivable period widened by 11 and 5 days, respectively, while the average supplier payment period increased by 6 days.

WORKING CAPITAL (R$ MM)	4Q13	3Q14	4Q14	Change 4Q14 x 3Q14	Change 4Q14 x 4Q13
Assets	4,118	4,523	5,006	483	888
Accounts Receivable	1,734	1,406	1,651	245	(83)
Inventory (*)	2,331	2,997	3,296	299	966
Advances to Taxes	54	119	59	(60)	5
Liabilities	2,039	2,429	2,373	(56)	334
Suppliers	1,137	1,509	1,672	163	535
Salaries and Social Contribution	331	358	340	(18)	9
Taxes Payable	544	539	338	(201)	(206)
Advances from Clients	28	23	23	-	(5)
Working Capital	2,079	2,094	2,633	539	554

TURNOVER RATIO	4Q13	3Q14	4Q14	Change 4Q14 x 3Q14	Change 4Q14 x 4Q13
Average Periods
Receivables	30	26	31	5	1
Supplier Payment	26	47	53	6	27
Inventory Turnover	64	94	105	11	41
Cash Conversion Cycle	68	73	83	10	15
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the full consolidation of FTL.

7

 Annual Results by Segment

R$ million								2014
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	11,492	4,109	202	1,105	324	440	(1,547)	16,126
Domestic Market	8 ,650	307	202	1,105	324	440	(1,063)	9,966
Foreign Market	2,841	3,803	-	-	-	-	(484)	6,160
Cost of Goods Sold	(8,672)	(2,986)	(138)	(753)	(187)	(295)	1,439	(11,592)
Gross Profit	2,820	1,123	65	352	138	145	(109)	4,534
Selling, General and Administrative Expenses	(687)	(61)	(7)	(113)	(20)	(67)	(525)	(1,480)
Depreciation	802	367	11	169	17	38	(158)	1,245
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	431	431
Adjusted EBITDA	2,935	1,429	68	407	135	116	(361)	4,729

R$ million								2013
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	12,393	5,297	195	1,074	212	416	(2,274)	17,312
Domestic Market	9,696	680	195	1,074	212	416	(1,025)	11,247
Foreign Market	2,697	4,617	-	-	-	-	(1,249)	6,065
Cost of Goods Sold	(9,962)	(2,829)	(97)	(708)	(161)	(277)	1,612	(12,423)
Gross Profit	2,431	2,468	97	366	50	139	(662)	4,890
Selling, General and Administrative Expenses	(739)	(69)	(23)	(100)	(20)	(68)	(341)	(1,360)
Depreciation	761	220	7	141	17	31	(83)	1,094
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	781	781
Adjusted EBITDA	2,454	2,618	82	406	47	101	(304)	5,404

8

Results by Segment - 4Q14 x 3Q14

R$ million								4Q14
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	2,735	831	56	267	76	109	(254)	3,820
Domestic Market	1,971	54	56	267	76	109	(286)	2,247
Foreign Market	763	777	-	-	-	-	32	1,573
Cost of Goods Sold	(2,021)	(734)	(40)	(173)	(47)	(72)	187	(2,899)
Gross Profit	714	98	16	95	29	37	(67)	921
Selling, General and Administrative Expenses	(192)	(12)	(6)	(38)	(5)	(17)	(181)	(450)
Depreciation	201	113	3	49	4	10	(43)	338
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	202	202
Adjusted EBITDA	723	199	13	106	28	30	(89)	1,010

R$ million								3Q14
Resultado Consolidado	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	2,788	914	39	335	97	120	(410)	3,883
Domestic Market	2,138	71	39	335	97	120	(316)	2,484
Foreign Market	649	843	-	-	-	-	(94)	1,399
Cost of Goods Sold	(2,173)	(796)	(33)	(219)	(49)	(86)	445	(2,912)
Gross Profit	614	118	7	115	48	34	35	971
Selling, General and Administrative Expenses	(161)	(13)	-	(25)	(5)	(18)	(155)	(379)
Depreciation	205	99	3	42	4	10	(37)	326
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	58	58
Adjusted EBITDA	658	203	10	132	47	26	(99)	977

Steel

Scenario

According to the World Steel Association (WSA), global crude steel production totaled 1.7 billion tonnes in 2014, 1.1% higher than in 2013, with China, responsible for 823 million tonnes, recording growth of 0.9%. Existing global capacity usage fell by 2.4% over the year before to 72.7%.

The WSA expects apparent steel consumption to grow by 2.0% worldwide in 2015 and 0.8% in China.

According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 33.9 million tonnes in 2014, 1% less than in 2013, while rolled flat output totaled 24.8 million tonnes, down by 5.5% in the same period.

Apparent domestic steel product consumption amounted to 24.6 million tonnes in 2014, 7% less than in 2013, while domestic sales fell by 9% to 20.7 million tonnes.

On the other hand, annual imports came to 4.0 million tonnes, 7% more than the year before, while exports climbed by 21% to 9.8 million tonnes.

The IABr estimates domestic sales of 20.8 million tonnes in 2015, virtually flat over 2014, and a 2% slide in apparent consumption to 24.2 million tonnes.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 3.1 million units in 2014, 15.3% down on the year before. Fourth-quarter output totaled 762,000 units, 7% less than in 3Q14.

Annual sales of 3.5 million units were 7.1% down on 2013 and the lowest figure since 2009, reflecting the slowdown in domestic economic activity, while exports plunged by 41% to 334,000 units, due to the reduction in shipments to Argentina.

On the other hand, fourth-quarter sales increased by 14% over 3Q14 to 809,000 units, mainly due to expectations of the reimposition of IPI tax on vehicle sales as of the beginning of 2015. In the same period, exports came to 73,000 units, 20% down quarter-on-quarter.

ANFAVEA expects vehicle production growth of 4.1% in 2015, accompanied by stable domestic market sales and a 1% upturn in exports.

9

Construction

SECOVI (the São Paulo Residential Builders’ Association) estimates real estate launches of 30,000 units in São Paulo in 2014, 11% down on the previous year.

According to ABRAMAT (the Construction Material Manufacturers’ Association), domestic sales of building materials fell by 6.6% in 2014; for 2015, the Association expects sales to edge up by 1%.

Home Appliances

Production by the home appliance industry fell by 2.8% over 2013, essentially due to the reduced pace of economic activity. However, it is worth noting that output increased by 9.8% year-on-year in December, mitigating the annual slide. The slower pace of economic activity has contributed to the decline of this industry segment.

According to ELETROS (the Home Appliance and Consumer Electronics Manufacturers’ Association), home appliance production in 2015 should remain flat over 2014.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel purchases by distributors in 2014 totaled 4.2 million tonnes, while domestic market sales came to 4.3 million tonnes, 10.1% and 5.8% down, respectively, on the previous year.

In the fourth quarter, flat steel purchases by the distributors amounted to 1.0 million tonnes, 8.7% less than in the previous three months. Domestic sales also totaled 1.0 million tonnes, down by 10% in the same period. Inventories closed the 4Q14 at 1.0 million tonnes, identical to the 3Q14, representing four months of sales.

INDA expects domestic flat steel sales by distributors to increase by 2% in 2015, subject to review in line with the performance of economic activity.

Sales Volume

In 2014 CSN sold 5.2 million tonnes of steel, 15% down year-on-year. Of this total, 72% went to the domestic market, 25% were sold by overseas subsidiaries and 3% went to direct exports.

Fourth-quarter steel sales totaled 1.3 million tonnes, 2% less than in 3Q14. Of this total, 69% went to the domestic market, 26% were sold by overseas subsidiaries and 5% went to direct exports.

Domestic Sales Volume

CSN domestic steel sales amounted to 3.7 million tonnes in 2014, 20% down on 2013, chiefly due to the reduction in domestic flat steel sales, impacted by the 3.2% downturn in industrial activity.

Fourth-quarter domestic steel sales came to 867,000 tonnes, 6% less than in 3Q14, basically due to sales seasonality.

Foreign Sales Volume

Foreign steel sales amounted to 1.5 million tonnes in 2014, in line with the 2013 figure. Of this total, the overseas subsidiaries sold 1.3 million tonnes, 746,000 tonnes of which by SWT, 289,000 by Lusosider and 274,000 by CSN LLC, while direct exports came to 151,000 tonnes.

Fourth-quarter foreign sales totaled 385,000 tonnes, 9% up on 3Q14, chiefly influenced by the Company’s strategy of boosting export volume. Of this total, the overseas subsidiaries sold 319,000 tonnes, 173,000 of which by SWT, 77,000 by Lusosider and 69,000 by CSN LLC. Direct exports came to 66,000 tonnes, 94% more than in 3Q14.

Prices

Net revenue per tonne averaged R$2,134 in 4Q14, flat over 3Q14. In 2014, net revenue per tonne reached R$2,174, 10% higher than in 2013, chiefly due to the increase in flat steel prices.

10

Net Revenue

Consolidated net revenue from steel operations reached R$11,492 million, 7% down on 2013, chiefly due to lower sales volume, partially offset by higher flat steel prices.

In 4Q14, net steel segment revenue totaled R$2,735 million, 2% down on 3Q14, basically due to domestic sales seasonality, partially offset by higher export volume.

Cost of Goods Sold (COGS)

Steel COGS totaled R$8,672 million in 2014, 13% less than in 2013, due to the reduction in sales volume, lower raw material costs and reduced consumption of slabs purchased from third-parties.

Fourth-quarter steel COGS reached R$2,021 million, 7% down on 3Q14 for the same reasons mentioned above.

Adjusted EBITDA

In 2014, adjusted EBITDA from steel operations totaled R$2,935 million, 20% higher than in 2013, essentially due to the increase in the gross margin, in turn caused by higher flat steel prices and lower production costs. Adjusted EBITDA margin came to 26%, 6 p.p. more than previous year.

Adjusted steel segment EBITDA totaled R$723 million in 4Q14, 10% up on 3Q14, primarily due to the reduction in COGS. The fourth-quarter adjusted EBITDA margin came to 27%, 3 p.p. up on 3Q14.

Production (Parent Company)

The Presidente Vargas Steelworks (UPV) produced 4.5 million tonnes of crude steel in 2014, same level of 2013. The consumption of slabs purchased from third parties came to 426,000 tonnes, down by 31% over 2013. Rolled steel output totaled 4.3 million tonnes, 6% down on the year before.

In 4Q14, the Presidente Vargas Steelworks (UPV) produced 1.1 million tonnes of crude steel, 10% less than in 3Q14, while consumption of slab purchases from third parties came to 97,000 tonnes, 22% less than in the previous quarter. Rolled steel output came to 1.1 million tonnes, 4% down in 3Q14.

It is worth noting that in the fourth quarter CSN carried out preventive maintenance on the cold strip mills, as well as the pickling and galvanizing lines in UPV and CSN Paraná, impacting rolled steel production in 4Q14 and 2014.

Flat Steel Production	3Q14	4Q14	Year		Change
(in Thousand t)			2013	2014	4Q14 x 3Q14	2014 x 2013
Crude Steel (P. Vargas Mill)	1,177	1,063	4,457	4,458	-10%	-
Purchased Slabs from Third Parties	125	97	613	426	-22%	-31%
Total Crude Steel	1,302	1,160	5,070	4,884	-11%	-4%
Total Rolled Products	1,097	1,051	4,587	4,302	-4%	-6%

Production Costs (Parent Company)

In 2014, steel production costs totaled R$6,455 million, R$506 million, or 7%, down on the previous year, chiefly due to the reduction in costs with coal and coke and the lower use of slabs purchased from third-parties.

11

In the fourth quarter, total steel production costs came to R$1,506 million, R$145 million, or 9%, less than in 3Q14, for the same reasons mentioned above.

Mining

Scenario

In 2014, the seaborne iron ore market was impacted by a the substantial 47% price slide, with Platts Fe62% CFR China index falling from US$134.50/dmt at the beginning of the year to US$71.75/dmt at end of December.

On the supply side, the hefty upturn in exports by the main Australian mining companies and the resilience of the high-cost Chinese producers were chiefly responsible for the decline. On the other hand, chinese steel demand also slipped, due to the downturn in investments of the country’s real estate sector. In addition, reduced access to credit by the Chinese steelmakers and high stocks in the ports further increased the downward pressure on iron ore prices throughout the year.

Nevertheless, the seaborne market still recorded growth of 11% in 2014, reaching a record of 1.29 billion tonnes. China imported 897 million tonnes, 13% up on 2013 and equivalent to almost 70% of total sales volume. Brazil, the world’s second biggest iron ore exporter, shipped 344 million tonnes in 2014, 4% more than the year before.

Prices in the seaborne market continued to fall in the fourth quarter, impacted by abundant supply, the limited availability of credit and lower steel prices. In this context, the Platts index averaged US$74.28/dmt for the period, 18% down on the 3Q14 average, and the iron ore quality premium ranged between US$1.30 and US$1.45/dmt per 1% of Fe content. Freight costs on the Tubarão/Qingdao route averaged US$18.78/wmt, 11% less than the 3Q14 average of US$21.06/wmt.

Iron ore sales

In 2014, sales of finished iron ore products came to 28.9 million tonnes1, 13% more than in 2013, 19.8 million tonnes of which from the Casa de Pedra mine, while 9.1 million tonnes were sold by Namisa. Virtually all iron ore sold in 2014 was exported.

In the fourth quarter, iron ore sales totaled 7.5 million tonnes1, 2% down on over 3Q14, 5.6 million tonnes of which from the Casa de Pedra mine. Namisa sold 1.9 million tonnes1.

Iron ore volume for own consumption reached 6 million tonnes in 2014 and 1.5 million tonnes in 4Q14.

Iron ore shipped through Tecar amounted to 32.8 million tonnes in 2014, 14% more than the year before and a Company record. In the fourth quarter, Tecar shipped 8.4 million tonnes.

1 Sales volumes include 100% of the stake in NAMISA.

12

Net Revenue

Net revenue from mining operations totaled R$4,109 million in 2014, 22% down on 2013, due to lower prices.

 In 4Q14, net revenue from mining operations came to R$831 million, 9% less than in 3Q14, also primarily due to the reduction in prices.

Cost of Goods Sold (COGS)

Mining COGS totaled R$2,986 million in 2014, 6% up on the previous year, chiefly due higher volume sold.

Fourth-quarter mining COGS came to R$734 million, 8% down on 3Q14, as a result of lower costs with iron ore purchases from third-parties, due to the lower sales volume and the reduction in prices.

Adjusted EBITDA

Adjusted EBITDA from mining operations amounted to R$1,429 million in 2014, 45% down on the previous year, essentially due to lower prices. The adjusted EBITDA margin came to 35%, 14 p.p. down on 2013.

Adjusted fourth-quarter EBITDA was R$199 million, 2% down on 3Q14, also impacted by the lower prices. Adjusted EBITDA margin came to 24%, 2 p.p. up on 3Q14.

Logistics

Scenario

Railway Logistics

According to ABIFER (the Brazilian Railway Industry Association), the Brazilian railway industry, including manufacturers of locomotives, freight and passengers cars, recorded growth of 24% in 2014, with revenue of R$5.6 billion. Investments in the sector are expected to reach between R$400 and R$600 million by 2016.

Port Logistics

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations handled around 716 million tonnes in 2014 through September, 5% up year-on-year. In the same period, bulk solids totaled 436 million tonnes and containers came to 7.0 million TEUs1, 3% and 7% more, respectively, than in 9M13.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

Analysis of Results

Railway Logistics

Net revenue from railway logistics totaled R$1,105 million in 2014, a Company record, COGS came to R$753 million and adjusted EBITDA amounted to R$407 million, also a record. Adjusted EBITDA margin reached 37%.

In the fourth quarter, net revenue from railway logistics came to R$267 million, COGS totaled R$173 million and adjusted EBITDA amounted to R$106 million, with an adjusted EBITDA margin of 40%.

Port Logistics

In 2014, net revenue from port logistics reached the record level of R$202 million, 4% up on the previous year, primarily due to the higher volume of steel product shipments. COGS totaled R$138 million and adjusted EBITDA came to R$68 million, with an adjusted EBITDA margin of 34%.

In 4Q14, net revenue from port logistics totaled R$56 million, 43% more than in 3Q14, chiefly due to the upturn in the number of containers handled and higher steel product shipment volume. COGS amounted to R$40 million, generating adjusted EBITDA of R$13 million and an adjusted EBITDA margin of 24%.

13

Cement

Scenario

According to the IBGE’s Monthly Industrial Survey, Brazilian cement production in the first half of 2014 edged up by 0.2% year-on-year, before falling by 2.6% in the second half, giving an annual decline of 2.4%.

Analysis of Results

In 2014, cement sales totaled 2.2 million tonnes, 7% up on the previous year and a Company record, with the ramp-up of the cement grinding plant in Volta Redonda, generating revenue of R$440 million, a 6% annual improvement and also a record. COGS came to R$295 million, 7% more than in 2013, essentially due to the upturn in sales volume. Adjusted EBITDA reached a record R$116 million, 15% up on the year before, while the adjusted EBITDA margin came to 26%, up by 2 p.p., also a record of the Company.

In 4Q14, cement sales came to 545,000 tonnes, 7% down on 3Q14 due to sales seasonality, contributing to the 9% reduction in net revenue to R$109 million. COGS totaled R$72 million, down by 16% on 3Q14, essentially due to the decline in sales volume, while adjusted EBITDA amounted to R$30 million, 17% more than in the previous three months, with an EBITDA margin of 27%, a 6 p.p. quarter-on-quarter improvement.

Energy

Scenario

According to the Energy Research Company (EPE), Brazilian electricity consumption totaled 473 TWh in 2014, 2.2% up on 2013, the lowest growth rate since 2009, when consumption fell by 1.1% due to the global economic crisis. The commercial and residential segments posted respective growth of 7.3% and 5.7%, while the industrial segment recorded a 5.4% decline in 2014.

Analysis of Results

In 2014, net revenue from the energy segment amounted to R$324 million, 53% up on the previous year and a Company record, primarily due to the sale of surplus energy on the market. COGS totaled R$187 million, up by 16%. Adjusted EBITDA came to R$135 million,186% more than the previous year, accompanied by a 20 p.p. increase in the adjusted EBITDA margin to 42%, both Company records.

In the fourth quarter, net revenue amounted to R$76 million and COGS totaled R$47 million, generating adjusted EBITDA of R$28 million and an adjusted EBITDA margin of 37%.

Capital Market

CSN’s shares depreciated by 36% in 4Q14, while the IBOVESPA fell by 8% in the same period. Daily traded volume in CSN’s shares on the BM&F Bovespa averaged R$42 million. On the NYSE, CSN’s ADRs fell by 41%, versus the Dow Jones’ 5% upturn. On the NYSE, daily traded volume of CSN’s ADRs averaged US$14 million.

Capital Markets - CSNA3 / SID

	4Q14	2014
N# of shares	1,387,524	1,387,524
Market Capitalization
Closing price (R$/share)	5.58	5.58
Closing price (US$/ADR)	2.08	2.08
Market Capitalization (R$ million)	7,742	7,742
Market Capitalization (US$ million)	2,886	2,886
Total return including dividends and interest on equity
CSNA3 (%)	-36%	-60%
SID (%)	-41%	-65%
Ibovespa	-8%	-3%
Dow Jones	5%	8%
Volume
Average daily (thousand shares)	6,054	5,963
Average daily (R$ thousand)	42,362	57,070
Average daily (thousand ADRs)	5,277	5,192
Average daily (US$ thousand)	14,433	21,180

14

Webcast – 4Q14 and 2014 Earnings Presentation

Conference Call in Portuguese with Simultaneous Translation into English

Thursday, March 12, 2015

10:00 a.m. – US EST

11:00 a.m. – Brasília time

Phone: +1 (646) 843 6054

Conference ID: CSN

Webcast: www.csn.com.br/ir

CSN is a highly integrated company, with steel, mining, cement, logistics and energy businesses. The Company operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products, including coated and galvanized, as well as tin plate. Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector.  CSN recorded consolidated net revenue of R$16 billion in 2014.

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses), plus the proportional EBITDA of the jointly-owned subsidiaries. Adjusted EBITDA includes the Company’s proportional interest in Namisa, MRS Logística and CBSI. Despite being an indicator used to measure the segments’ results, EBITDA is not a measure recognized by Brazilian accounting practices or IFRS, with no standard definition and therefore cannot be used as comparison basis with similar indicators adopted by other companies.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

15

INCOME STATEMENT
CONSOLIDATED – Corporate Law (thousand of reais)
	4Q13	3Q14	4Q14	2013	2014
Net Revenues	4,948,831	3,882,986	3,819,961	17,312,432	16,126,232
Domestic Market	3,038,173	2,484,158	2,247,306	11,247,075	9,966,491
Foreign Market	1,910,658	1,398,828	1,572,655	6,065,357	6,159,741
Cost of Goods Sold (COGS)	(3,291,696)	(2,911,961)	(2,899,300)	(12,422,706)	(11,592,382)
COGS, excluding depreciation	(3,027,795)	(2,591,884)	(2,566,894)	(11,354,550)	(10,370,080)
Depreciation allocated to COGS	(263,901)	(320,077)	(332,406)	(1,068,156)	(1,222,302)
Gross Profit	1,657,135	971,025	920,661	4,889,726	4,533,850
Gross Margin (%)	33%	25%	24%	28%	28%
Selling Expenses	(206,420)	(265,744)	(348,045)	(866,627)	(1,032,909)
General and Administrative Expenses	(141,012)	(107,110)	(96,814)	(467,664)	(424,620)
Depreciation allocated to SG&A	(7,209)	(5,668)	(5,386)	(25,674)	(22,829)
Other operation income (expense), net	(196,042)	(63,215)	(295,482)	(568,145)	(566,639)
Equity Result	(349,600)	197,581	246,471	158,138	331,160
Operational Income before Financial Results	756,852	726,869	421,405	3,119,754	2,818,013
Net Financial Results	(929,379)	(944,459)	(580,840)	(2,511,599)	(3,081,433)
Income before social contribution and income taxes	(172,527)	(217,590)	(159,435)	608,155	(263,420)
Income Tax and Social Contribution	(314,569)	(32,798)	226,427	(74,161)	151,153
Net Income	(487,096)	(250,388)	66,992	533,994	(112,267)

16

INCOME STATEMENT
PARENT COMPANY – Corporate Law (In thousand of R$ )
	4Q13	3Q14	4Q14	2013	2014
Net Revenues	4,057,303	3,092,336	3,352,566	13,929,433	13,165,514
Domestic Market	2,813,220	2,217,827	2,002,832	10,397,640	9,054,879
Foreign Market	1,244,083	874,509	1,349,734	3,531,793	4,110,635
Cost of Goods Sold (COGS)	(2,658,095)	(2,290,584)	(2,497,483)	(9,906,380)	(9,159,454)
COGS, excluding depreciation	(2,444,525)	(2,024,257)	(2,225,262)	(9,026,396)	(8,152,483)
Depreciation allocated to COGS	(213,570)	(266,327)	(272,221)	(879,984)	(1,006,971)
Gross Profit	1,399,208	801,752	855,083	4,023,053	4,006,060
Gross Margin (%)	34%	26%	26%	29%	30%
Selling Expenses	(135,797)	(111,783)	(128,768)	(497,129)	(448,570)
General and Administrative Expenses	(98,569)	(90,609)	(78,485)	(328,157)	(350,987)
Depreciation allocated to SG&A	(4,337)	(3,925)	(3,747)	(15,576)	(15,927)
Other operation income (expense), net	331,002	(40,081)	(277,514)	(29,468)	(488,007)
Equity Result	162,947	1,019,051	627,236	1,502,450	1,098,243
Operational Income before Financial Results	1,654,454	1,574,405	993,805	4,655,173	3,800,812
Net Financial Results	(1,434,010)	(1,938,797)	(1,241,698)	(3,938,379)	(4,498,072)
Income before social contribution and income taxes	220,444	(364,392)	(247,893)	716,794	(697,260)
Income Tax and Social Contribution	(732,896)	114,287	315,731	(207,769)	592,042
Net Income	(512,452)	(250,105)	67,838	509,025	(105,218)

17

BALANCE SHEET
Corporate Law – In Thousand of R$
	Consolidated		Parent Company
	2013	2014	2013	2014
Current Assets	16,402,042	15,935,502	5,054,174	8,692,821
Cash and Cash Equivalents	9,995,672	8,686,021	206,624	3,146,393
Trade Accounts Receivable	2,522,465	1,753,056	1,992,704	1,604,498
Inventory	3,160,985	4,122,122	2,459,230	3,036,799
Other Current Assets	722,920	1,374,303	395,616	905,131
Non-Current Assets	34,000,497	33,831,598	43,635,002	40,906,646
Long-Term Assets	4,636,608	3,598,352	4,134,846	3,509,307
Investments	13,487,023	13,665,453	27,005,592	24,199,129
Property, Plant and Equipment	14,911,426	15,624,140	12,418,095	13,109,294
Intangible	965,440	943,653	76,469	88,916
TOTAL ASSETS	50,402,539	49,767,100	48,689,176	49,599,467
Current Liabilities	5,564,230	6,362,938	6,503,789	5,630,365
Payroll and Related Taxes	208,921	219,740	159,892	165,718
Suppliers	1,102,037	1,638,505	926,935	1,390,311
Taxes Payable	304,095	318,675	150,066	86,920
Loans and Financing	2,642,807	2,790,524	3,854,694	2,720,235
Others	972,851	845,109	1,138,956	803,597
Provision for Tax, Social Security, Labor and Civil Risks	333,519	550,385	273,246	463,584
Non-Current Liabilities	36,769,250	37,669,187	34,088,817	38,272,634
Loans, Financing and Debentures	25,103,623	27,092,855	21,394,660	26,369,912
Deferred Taxes	268,833	238,892	-	-
Others	10,061,571	9,315,363	10,173,732	9,818,512
Provision for Tax, Social Security, Labor and Civil Risks	479,664	195,783	438,114	174,649
Other Provisions	855,559	826,294	2,082,311	1,909,561
Shareholders' Equity	8,069,059	5,734,975	8,096,570	5,696,468
Issued Capital	4,540,000	4,540,000	4,540,000	4,540,000
Capital Reserve	30	30	30	30
Earnings Reserves	2,839,568	1,131,298	2,839,568	1,131,298
Retained Earnings	-	-	-	-
Other Comprehensive Income	716,972	25,140	716,972	25,140
Non-Controlling Shareholders' Interests	(27,511)	38,507	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	50,402,539	49,767,100	48,689,176	49,599,467

18

CASH FLOW STATEMENT
CONSOLIDATED – Corporate Law – In Thousand of R$
	4Q14	2014
Cash Flow from Operating Activities	587,953	1,188,385
(Net Losses) / Net income attributable to controlling shareholders	67,838	(105,218)
Non-Controlling Shareholders results	(846)	(7,049)
Foreign exchange and monetary variations, net	999,984	1,185,761
Provision for financial expenses	715,851	2,741,308
Depreciation, exhaustion and amortization	346,930	1,281,485
Write-off of permanent assets	2,297	15,232
Equity Result	(246,471)	(331,160)
Impairment of available for sale securities	132,896	205,000
Result from derivative financial instruments	3,474	4,869
Deferred Taxes	(346,991)	(679,323)
Provisions	48,531	57,477
Working Capital	(1,135,540)	(3,179,997)
Accounts Receivable	(226,750)	88,736
Trade Receivables – Related Parties	2,044	(143,218)
Inventory	(147,264)	(917,193)
Receivables from related parties	(645)	1,318
Suppliers	173,332	581,951
Taxes and Contributions	(599,542)	(594,944)
Interest Expenses	(639,480)	(2,730,546)
Judicial Deposits	237,388	203,065
Dividend received from common related parties	29,868	262,251
Others	35,509	68,583
Cash Flow from Investment Activities	(417,883)	(1,657,743)
Derivatives	150,277	76,607
Investments	-	(8,376)
Fixed Assets/Intangible	(556,433)	(1,849,223)
Related parties loans	(9,393)	127,366
Financial Investments	(2,334)	(4,117)
Cash Flow from Financing Companies	(124,283)	(896,015)
Issuances	267,942	1,898,606
Amortizations	(66,227)	(1,241,461)
Amortizations – Related Parties	(46,585)	(46,585)
Dividends/Interest on equity	(4)	(424,939)
Treasury Stocks	(162,916)	(909,204)
Bond Buyback	(116,493)	(172,432)
Foreign Exchange Variation on Cash and Cash Equivalents	(331,128)	55,722
Free Cash Flow	(285,341)	(1,309,651)

19

CONSOLIDATED
SALES VOLUME (thousand tonnes)
	4Q13	3Q14	4Q14	2013	2014
DOMESTIC MARKET	1,067	921	867	4,650	3,718
Slabs	-	5	3	11	11
Hot Rolled	480	385	336	2,106	1,521
Cold Rolled	168	170	166	799	682
Galvanized	298	238	226	1,248	1,028
Tin Plates	121	112	105	486	423
Steel Profiles	-	11	30	-	52
FOREIGN MARKET	381	353	386	1,467	1,460
Hot Rolled	4	4	39	20	53
Cold Rolled	15	15	15	66	65
Galvanized	121	121	123	468	481
Tin Plates	48	33	35	159	115
Steel Profiles	194	180	173	754	746
TOTAL MARKET	1,448	1,274	1,253	6,117	5,177
Slabs	-	5	3	11	11
Hot Rolled	484	389	376	2,126	1,574
Cold Rolled	183	185	181	865	747
Galvanized	419	359	349	1,716	1,509
Tin Plates	169	145	141	645	538
Steel Profiles	194	191	203	754	798

PARENT COMPANY
SALES VOLUME (thousand tonnes)
	4Q13	3Q14	4Q14	2013	2014
DOMESTIC MARKET	1,081	983	948	4,693	4,083
Slabs	-	5	3	11	11
Hot Rolled	488	410	371	2118	1693
Cold Rolled	169	174	178	801	730
Galvanized	302	269	257	1264	1171
Tin Plates	123	113	109	498	428
Steel Profiles	-	11	30	-	51
FOREIGN MARKET	51	84	365	174	500
Hot Rolled	-	-	0	-	0
Cold Rolled	-	45	216	1	261
Galvanized	-	5	58	-	65
Tin Plates	3	1	56	14	60
Steel Profiles	48	33	35	159	115
TOTAL MARKET	1,133	1,067	1,313	4,866	4,583
Slabs	-	5	3	11	11
Hot Rolled	488	455	587	2119	1954
Cold Rolled	169	179	235	802	795
Galvanized	304	270	314	1278	1231
Tin Plates	171	146	145	657	542
Steel Profiles	-	11	30	-	51

CONSOLIDATED NET REVENUE PER UNIT (R$/t)
	4Q13	3Q14	4Q14	2013	2014
TOTAL MARKET	2,089	2,130	2,134	1,983	2,174

20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 12, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.